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SEC MAIL PROCESSING RECEIVED FEB 22 2011 WASH. D.C. 200 SECTION

11015851

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45010

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson Partners & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

381 Park Avenue South
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Jackson 212-251-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section FEB 22 2011 Washington, DC 122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Ronald Jackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson Partners & Associates, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

BERENICÉ BUSSON
NOTARY PUBLIC, State of New York
No.01BU6060765
Qualified in New York County
Commission Expires July 2, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MLGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders of
Jackson Partners & Associates, Inc.

We have audited the accompanying statement of financial condition of Jackson Partners & Associates, Inc. (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson Partners & Associates, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MLGW, LLP

New York, New York
February 18, 2011

JACKSON PARTNERS & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 39,808
Receivable from clearing brokers	122,318
Property and equipment, at cost, less accumulated depreciation of $122,739	5,754
Other assets	16,594
Total Assets	$ 184,474

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Note payable, bank	$ 77,408
Accrued expenses and other liabilities	1,184
Total Liabilities	78,592
STOCKHOLDERS' EQUITY	
Common stock, no par value; 200 shares authorized, 100 shares issued and outstanding	10,000
Additional paid in capital	192,740
Accumulated deficit	(96,858)
Total Stockholders' Equity	105,882
Total Liabilities and Stockholders' Equity	$ 184,474

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES	
Commissions	$ 968,248
Interest income	102
Total Revenues	968,350
EXPENSES	
Employee compensation and benefits	378,019
Clearing and execution charges	86,557
Communications and data processing	153,960
Research expenses	218,238
Rent and occupancy costs	71,397
Travel and entertainment	62,916
Professional fees	23,005
Regulatory fees	2,733
Interest expense	6,720
Other operating expenses	31,053
Total Expenses	1,034,598
Loss Before Provision for NYC Corporate Income Taxes	(66,248)
Provision for NYC Corporate Income Taxes	1,761
Net Loss	$ (68,009)

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - January 1, 2010	$ 10,000	$ 169,540	$ (28,849)	$ 150,691
Net loss	-	-	(68,009)	(68,009)
Contributions from stockholders	-	52,000	-	52,000
Distributions to stockholders	-	(28,800)	-	(28,800)
Balance - December 31, 2010	$ 10,000	$ 192,740	$ (96,858)	$ 105,882

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (68,009)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation and amortization	784
Changes in operating assets and liabilities:	
Increase in receivable from clearing brokers	(4,332)
Decrease in other assets	(708)
Decrease in accrued expenses and other liabilities	(22,817)
Net Cash Used by Operating Activities	(95,082)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from bank borrowings	67,408
Contributions from stockholders	52,000
Distributions to stockholders	(28,800)
Net Cash Provided by Financing Activities	90,608
Net Decrease in Cash and Cash Equivalents	(4,474)
Cash and Cash Equivalents - January 1, 2010	44,282
Cash and Cash Equivalents - December 31, 2010	$ 39,808
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 2,769
Cash paid during the year for interest	$ 6,720

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF ORGANIZATION AND BUSINESS

Jackson Partners & Associates, Inc. (the "Company") was incorporated in the State of New York on June 23, 1992 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b) Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

c) Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

d) Property and Equipment

The Company depreciates office furniture and equipment on the accelerated method over estimated useful lives of 5 to 7 years. Leasehold improvements are depreciated on the straight-line method over a useful life of 39 years.

e) Income Taxes

No provision has been made for Federal or NYS income taxes since the Company elected to be treated as an "S" Corporation under the Internal Revenue Code and NYS Corporation tax law whereby its income will be taxed directly to its shareholders. The provision for income taxes includes New York City Corporation tax of $1,761.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

e) Income Taxes (cont'd)

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2010, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

f) Other Assets

Other assets consist of taxes receivable, security deposits and other assets.

3. NOTE PAYABLE, BANK

The Company has a revolving loan agreement with a bank during the year totaling $250,000 of which $77,408 was used at December 31, 2010. The loan is collateralized by the assets of the Company and bears interest at the prime rate plus 1/2% (currently 3.75%). The minimum monthly principal installment is equal to 1/36 of the total outstanding principal balance plus accrued interest and is due in full on demand. Interest expense incurred for the year ended December 31, 2010 amounted to $6,720.

4. COMMITMENTS AND CONTINGENCIES

The Company entered into a new lease for office space effective April 1, 2005 and was modified in March 2010. The current monthly base rental is $5,501 and is due to expire March 2013. The Company also leases various office equipment on a month-to-month basis.

4. COMMITMENTS AND CONTINGENCIES (cont'd)

The future annual aggregate minimum rentals are as follows:

Year Ending December 31,	
2011	$ 69,039
2012	70,902
2013	17,374
Total	$ 157,315

The Company is contingently liable for losses incurred by its clearing broker from defaults in payment of funds or delivery of securities by any introduced customer account.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $83,534, which was $78,298 in excess of its required net capital of $5,236. The Company's net capital ratio was .94 to 1.

6. CONCENTRATION OF CREDIT RISK

Customer transactions are cleared principally through BNY ConvergEx Group ("BNY") on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, BNY may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

The Company maintains its cash balances in one financial institution located in New York, New York. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses.

SUPPLEMENTAL INFORMATION

JACKSON PARTNERS & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2010

NET CAPITAL	
Total stockholders' equity as of December 31, 2010	$ 105,882
DEDUCTIONS AND/OR CHARGES	
Non allowable assets	22,348
NET CAPITAL	$ 83,534
MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF A.I. OR $5,000)	$ 5,236
EXCESS NET CAPITAL	$ 78,298
TOTAL AGGREGATE INDEBTEDNESS (A.I.)	$ 78,592
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.94:1

Reconciliation between the above computation of audited Net Capital of the Company as of December 31, 2010 and the computation included in the Company's corresponding unaudited form X-17A-5 Part IIA filing as of December 31, 2010.

Net Capital as Reported in the Company's (Unaudited) FOCUS Report	$ 82,922
Decrease in Accrued Expenses and Other Liabilities	612
NET CAPITAL	$ 83,534

The accompanying notes are an integral part of these financial statements.

JACKSON PARTNERS & ASSOCIATES, INC.

**COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2010

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (ii) of the Rule.

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

MGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

The Board of Directors and Stockholders of
Jackson Partners & Associates, Inc.

In planning and performing our audit of the financial statements of Jackson Partners & Associates, Inc. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use by the Board of Directors management, the Securities and Exchange Commission, Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

New York, New York
February 18, 2011

MGW LLP
462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301
Certified Public Accountants and Business Advisors

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Stockholders of
Jackson Partners & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Jackson Partners & Associates, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries i.e., cash disbursements journal and general ledger at December 31, 2010 noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, income statement and general ledger noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, income statement and general ledger supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MLGW, LLP

New York, New York
February 18, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ________________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045010 FINRA DEC
JACKSON PARTNERS & ASSOCIATES INC 7*7
381 PARK AVE S RM 621
NEW YORK NY 10016-8806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2,204

B. Less payment made with SIPC-6 filed (exclude interest) (1,020)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,184

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,184

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $____________

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Jackson Partners & Assoc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 28th day of Jan., 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 968,347
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	86,655
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	86,655
2d. SIPC Net Operating Revenues	$ 881,692
2e. General Assessment @ .0025	$ 2,204
	(to page 1, line 2.A.)

JACKSON PARTNERS & ASSOCIATES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL DECEMBER 31, 2010